SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

              -----------------------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 1

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.
                              ---------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4
                              ---------------------
                                 (CUSIP Number)

                                 Robert J. Katz
                                 Gregory K. Palm
                                 James B. McHugh
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                December 14, 1999
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 38141G 10 4                 13D
---------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)              (a)   [x]
    As to a group consisting of persons other than Covered Persons     (b)   [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO as to Covered Shares(1), OO and PF as to Uncovered Shares(2) (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) OR 2(e)
    (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
                 7. SOLE VOTING POWER (See Item 6)
  NUMBER OF         As to Covered Shares, 0
   SHARES           As to Uncovered Shares, as stated in Appendix A
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8. SHARED VOTING POWER (See Item 6) (Applies to each person
  REPORTING         listed on Appendix A.)
   PERSON           273,915,313 Covered Shares held by Covered Persons
    WITH            141,536 Uncovered Shares held by Covered Persons(3)
                    2,513,607 Other Uncovered Shares held by Covered Persons(4)
                    21,975,421 shares held by KAA(5)
                    21,425,052 shares held by SBCM(5/6)
                 ---------------------------------------------------------------
                 9. SOLE DISPOSITIVE POWER (See Item 6)
                    As to Covered Shares, less than 1%
                    As to Uncovered Shares, as stated in Appendix A
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER (See Item 6):
                     As to Covered Shares, 0
                     As to Uncovered Shares, as stated in Appendix A
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING        276,570,456(7)
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [X](7)
     CERTAIN SHARES (Applies to each person listed on
     Appendix A.)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           62.7%(7)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON IN (Applies to each person listed on Appendix A.)

---------------

(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 3.

(3) These are Uncovered Shares also described in Row 7 which each Covered Person is deemed to beneficially own by application of Rule 13d-5(b)(1), but do not include the Uncovered Shares described in note 4. Each Covered Person disclaims beneficial ownership of Uncovered Shares held by each other Covered Person.

(4) These are Uncovered Shares held by 114 private charitable foundations established by 114 Covered Persons each of whom is a trustee or co-trustee of one or more of such private charitable foundations and may be deemed to beneficially own such Uncovered Shares. Each other Covered Person may be deemed to beneficially own such Uncovered Shares by application of Rule 13d-5(b)(1). Each such Covered Person disclaims beneficial ownership of such Uncovered Shares, and each other Covered Person also disclaims beneficial ownership of such Uncovered Shares.

(5) For a definition of this term, please see Item 2. The Covered Persons may be deemed to be members of a "group" with KAA and SBCM. Each Covered Person disclaims beneficial ownership of shares of Common Stock held by KAA and SBCM.

(6) The 21,425,052 shares held by SBCM exclude 7,440,362 shares of Nonvoting Common Stock held by SBCM which, although immediately convertible into Common Stock pursuant to the Certificate of Incorporation of The Goldman Sachs Group, Inc., cannot currently be converted by SBCM due to restrictions imposed under the Bank Holding Company Act of 1956, as amended. Please see the separate Schedule 13D filed by SBCM and any amendments thereto for information relating to such shares. Each Covered Person disclaims beneficial ownership as to the Nonvoting Common Stock held by SBCM.

(7) Excludes 21,425,052 and 21,975,421 shares of Common Stock held by SBCM and KAA, respectively, as to which each Covered Person disclaims beneficial ownership. See also note 6. Each Covered Person disclaims beneficial ownership as to the Nonvoting Common Stock held by SBCM.

                                                                      APPENDIX A


                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Bradley I. Abelow                                      0                0                 0                 0
Peter C. Aberg                                         0                0                 0                 0
Paul M. Achleitner                Austria              0                0                 0                 0
Alberto F. Ades                  Argentina             0                0                 0                 0
Gregory A. Agran                                       0                0                 0                 0
Raanan A. Agus                                         0                0                 0                 0
Jonathan R. Aisbitt                 UK                 0                0                 0                 0
Elliot M. Alchek                                       0                0                 0                 0
Andrew M. Alper                                        0                0                 0                 0
Philippe J. Altuzarra             France               0                0                 0                 0
Lay Pheng Ang                    Singapore             0                0                 0                 0
Kazutaka P. Arai                 North Korea/          0                0                 0                 0
                                 South Korea
David M. Atkinson                   UK                 0                0                 0                 0
Mitchel J. August                                      0                0                 0                 0
Armen A. Avanessians                                   0                0                 0                 0
Dean C. Backer                                         0                0                 0                 0
Michiel J. Bakker             The Netherlands          0                0                 0                 0
Mark E. Bamford                                        0                0                 0                 0
Joseph R. Banks                                        0                0                 0                 0
John S. Barakat                                        0                0                 0                 0
Barbara J. Basser-Bigio                                0                0                 0                 0
Carl-Georg                        Germany              0                0                 0                 0
Bauer-Schlichtegroll
David M. Baum                                          0                0                 0                 0
Patrick Y. Baune                  France               0                0                 0                 0
Robert A. Beckwitt                                     0                0                 0                 0
Jonathan A. Beinner                                    0                0                 0                 0
Ron E. Beller                                          0                0                 0                 0
Tarek M. Ben Halim             Saudi Arabia            0                0                 0                 0
Jaime I. Bergel                    Spain               0                0                 0                 0
Todd L. Bergman                                        0                0                 0                 0
Milton R. Berlinski           The Netherlands          0                0                 0                 0
Andrew S. Berman                                       0                0                 0                 0
Frances R. Bermanzohn                                  0                0                 0                 0
Jeffrey J. Bernstein              Canada               0                0                 0                 0
Stuart N. Bernstein                                    0                0                 0                 0
Robert A. Berry                     UK                 0                0                 0                 0
Jean-Luc Biamonti                 Monaco               0                0                 0                 0
James J. Birch                      UK                 0                0                 0                 0
Lloyd C. Blankfein                                     0                0                 0                 0
David W. Blood                                         0                0                 0                 0
Randall A. Blumenthal                                  0                0                 0                 0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

David R. Boles                                          0                0                  0                0
Alison L. Bott                         UK               0                0                  0                0
Charles W.A. Bott                      UK               0                0                  0                0
Charles C. Bradford III                                 0                0                  0                0
Benjamin S. Bram                                        0                0                  0                0
Thomas C. Brasco                                        0                0                  0                0
Peter L. Briger, Jr.                                    0                0                  0                0
Craig W. Broderick                                      0                0                  0                0
Richard J. Bronks                      UK               0                0                  0                0
Charles K. Brown                       UK               0                0                  0                0
James K. Brown                                          0                0                  0                0
Vern J. Brownell                                        0                0                  0                0
Peter D. Brundage                                       0                0                  0                0
John J. Bu                                              0                0                  0                0
Lawrence R. Buchalter                                   0                0                  0                0
Mark J. Buisseret                      UK               0                0                  0                0
Steven M. Bunson                                        0                0                  0                0
Timothy B. Bunting                     UK               0                0                  0                0
Andrew J. Burke-Smith                Canada             0                0                  0                0
Calvert C. Burkhart                                     0                0                  0                0
Michael S. Burton                      UK               0                0                  0                0
George H. Butcher III                                   0                0                  0                0
Mary D. Byron                                           0                0                  0                0
Lawrence V. Calcano                                     0                0                  0                0
Elizabeth V. Camp                                       0                0                  0                0
John D. Campbell                                        0                0                  0                0
Laurie G. Campbell                   Canada             0                0                  0                0
Richard M. Campbell-Breeden            UK               0                0                  0                0
Carmine C. Capossela                                    0                0                  0                0
Mark M. Carhart                                         0                0                  0                0
Anthony H. Carpet                                       0                0                  0                0
Michael J.Carr                                          0                0                  0                0
Christopher J. Carrera                                  0                0                  0                0
Virginia E. Carter                                      0                0                  0                0
Calvin R. Carver, Jr.                                   0                0                  0                0
Mary Ann Casati                                         0                0                  0                0
Chris Casciato                                          0                0                  0                0
Douglas W. Caterfino                                    0                0                  0                0
Michael J. Certo                                        0                0                  0                0
Varkki P. Chacko                   USA/India            0                0                  0                0
David K. Chang                       Taiwan             0                0                  0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Thomas P. Chang                                      0                 0                  0                0
Sacha A. Chiaramonte             Germany             0                 0                  0                0
Andrew A. Chisholm                Canada             0                 0                  0                0
Robert J. Christie                                   0                 0                  0                0
Peter T. Cirenza                                     0                 0                  0                0
Kent A. Clark                     Canada             0                 0                  0                0
Zachariah Cobrinik                                   0                 0                  0                0
Abby Joseph Cohen                                    0                 0                  0                0
Lawrence H. Cohen                                    0                 0                  0                0
Marc I. Cohen                                        0                 0                  0                0
Gary D. Cohn                                         0                 0                  0                0
Christopher A. Cole                                  0                 0                  0                0
Timothy J. Cole                                      0                 0                  0                0
Laura C. Conigliaro                                  0                 0                  0                0
Thomas G. Connolly             Ireland/USA           0                 0                  0                0
Frank T. Connor                                      0                 0                  0                0
Donna L. Conti                                       0                 0                  0                0
Karen R. Cook                       UK               0                 0                  0                0
Edith W. Cooper                                      0                 0                  0                0
Philip A. Cooper                                     0                 0                  0                0
John W. Copeland                                     0                 0                  0                0
Carlos A. Cordeiro                                   0                 0                  0                0
Henry Cornell                                        0                 0                  0                0
E. Gerald Corrigan                                   0                 0                  0                0
Jon S. Corzine                                       0                 0                  0                0
Claudio Costamagna                Italy              0                 0                  0                0
Frank L. Coulson, Jr.                                0                 0                  0                0
Kenneth Courtis                                      0                 0                  0                0
Randolph L. Cowen                                    0                 0                  0                0
Neil D. Crowder                                      0                 0                  0                0
Eduardo A. Cruz                                      0                 0                  0                0
John P. Curtin, Jr.                                  0                 0                  0                0
John W. Curtis                                       0                 0                  0                0
Stephen C. Daffron                                   0                 0                  0                0
John S. Daly                     Ireland             0                 0                  0                0
Philip M. Darivoff                                   0                 0                  0                0
Matthew S. Darnall                                   0                 0                  0                0
Timothy D. Dattels                Canada             0                 0                  0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Gavyn Davies                        UK                  0                 0                 0                0
Michael G. De Lathauwer           Belgium               0                 0                 0                0
David A. Dechman                                        0                 0                 0                0
Paul C. Deighton                    UK                  0                 0                 0                0
James Del Favero                 Australia              0                 0                 0                0
Juan A. Del Rivero                 Spain                0                 0                 0                0
Robert V. Delaney                                       0                 0                 0                0
Joseph Della Rosa                                       0                 0                 0                0
Emanuel Derman                                          0                 0                 0                0
Martin R. Devenish                  UK                  0                 0                 0                0
Andrew C. Devenport                 UK                  0                 0                 0                0
Stephen D. Dias                     UK                  0                 0                 0                0
Armando A. Diaz                                         0                 0                 0                0
Alexander C. Dibelius             Germany               0                 0                 0                0
Paul M. DiNardo                                         0                 0                 0                0
Simon P. Dingemans                  UK                  0                 0                 0                0
Sandra D'Italia                                         0                 0                 0                0
Michele I. Docharty                                     0                 0                 0                0
Paula A. Dominick                                       0                 0                 0                0
Noel B. Donohoe                   Ireland               0                 0                 0                0
Jana Hale Doty                                          0                 0                 0                0
Robert G. Doumar, Jr.                                   0                 0                 0                0
Thomas M. Dowling                                       0                 0                 0                0
John O. Downing                                         0                 0                 0                0
Michael B. Dubno                                        0                 0                 0                0
Connie K. Duckworth                                     0                 0                 0                0
William C. Dudley                                       0                 0                 0                0
Brian J. Duffy                                          0                 0                 0                0
Matthieu B. Duncan                                      0                 0                 0                0
C. Steven Duncker                                       0                 0                 0                0
Karlo J. Duvnjak                  Canada                0                 0                 0                0
Jay S. Dweck                                            0                 0                 0                0
Gordon E. Dyal                                          0                 0                 0                0
Isabelle Ealet                    France                0                 0                 0                0
Glenn P. Earle                      UK                  0                 0                 0                0
Paul S. Efron                                           0                 0                 0                0
Herbert E. Ehlers                                       0                 0                 0                0
Alexander S. Ehrlich                                    0                 0                 0                0
John E. Eisenberg                                       0                 0                 0                0
Edward K. Eisler                  Austria               0                 0                 0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Glenn D. Engel                                         0                0                0                0
Davide G. Erro                     Italy               0                0                0                0
Michael P. Esposito                                    0                0                0                0
George C. Estey                    Canada              0                0                0                0
Mark D. Ettenger                                       0                0                0                0
Bruce J. Evans                                         0                0                0                0
J. Michael Evans                   Canada              0                0                0                0
W. Mark Evans                      Canada              0                0                0                0
Charles P. Eve                       UK                0                0                0                0
Paul D. Farrell                                        0                0                0                0
Elizabeth C. Fascitelli                                0                0                0                0
Jeffrey F. Fastov                                      0                0                0                0
Pieter Maarten Feenstra       The Netherlands          0                0                0                0
Steven M. Feldman                                      0                0                0                0
Laurie R. Ferber                                       0                0                0                0
Robert P. Fisher, Jr.                                  0                0                0                0
Lawton W. Fitt                                         0                0                0                0
Stephen C. Fitzgerald            Australia             0                0                0                0
Thomas M. Fitzgerald III                               0                0                0                0
James A. Fitzpatrick                                   0                0                0                0
David N. Fleischer                                     0                0                0                0
Jeffrey S. Flug                                        0                0                0                0
David B. Ford                                          0                0                0                0
Edward C. Forst                                        0                0                0                0
George B. Foussianes                                   0                0                0                0
Oliver L. Frankel                                      0                0                0                0
Matthew T. Fremont-Smith                               0                0                0                0
Christopher G. French                UK                0                0                0                0
Richard A. Friedman                                    0                0                0                0
Matthias K. Frisch              Switzerland            0                0                0                0
C. Douglas Fuge                                        0                0                0                0
Shirley Fung                         UK                0                0                0                0
Eric F. Gan                          UK                0                0                0                0
Joseph D. Gatto                                        0                0                0                0
Emmanuel Gavaudan                  France              0                0                0                0
Nicholas J. Gaynor                   UK                0                0                0                0
Eduardo B. Gentil                                      0                0                0                0
Peter C. Gerhard                                       0                0                0                0
Nomi P. Ghez                     Israel/USA            0                0                0                0
Scott A. Gieselman                                     0                0                0                0
H. John Gilbertson, Jr.                                0                0                0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Alan R. Gillespie                  UK                  0                 0                 0                0
Joseph H. Gleberman                                    0                 0                 0                0
Richard J. Gnodde             Ireland/South            0                 0                 0                0
                                 Africa
Jeffrey B. Goldenberg                                  0               2,860(8)            0              2,860(8)
Jacob D. Goldfield                                     0                 0                 0                0
James S. Golob                                         0                 0                 0                0
Amy O. Goodfriend                                      0                 0                 0                0
Jay S. Goodgold                                        0                 0                 0                0
Andrew M. Gordon                                       0                 0                 0                0
Anthony J. Gordon                                      0                 0                 0                0
Robert D. Gottlieb                                     0                 0                 0                0
Frank J. Governali                                     0                 0                 0                0
Lorenzo Grabau                    Italy                0                 0                 0                0
Geoffrey T. Grant                                      0                 0                 0                0
William M. Grathwohl                                   0                 0                 0                0
David J. Greenwald                                     0                 0                 0                0
Louis S. Greig                     UK                  0                 0                 0                0
Peter W. Grieve                                        0                 0                 0                0
Christopher Grigg                  UK                  0                 0                 0                0
Douglas C. Grip                                        0                 0                 0                0
Eric P. Grubman                                        0                 0                 0                0
Celeste A. Guth                                        0                 0                 0                0
Joseph D. Gutman                                       0                 0                 0                0
Peter T. Gutman                                        0                 0                 0                0
Erol Hakanoglu                   Turkey                0                 0                 0                0
Roger C. Harper                                        0                 0                 0                0
Charles T. Harris III                                  0                 0                 0                0
Robert S. Harrison                                     0                 0                 0                0
Shelley A. Hartman                                     0                 0                 0                0
Paul R. Harvey                                         0                 0                 0                0
Arthur J. Hass                                         0                 0                 0                0
Nobumichi Hattori                 Japan                0                 0                 0                0
Stephen J. Hay                     UK                  0                 0                 0                0
Walter H. Haydock                                      0                 0                 0                0
Isabelle Hayen                   Belgium               0                 0                 0                0
Keith L. Hayes                     UK                  0                 0                 0                0
Thomas J. Healey                                       0                 0                 0                0
John P. Heanue                                         0                 0                 0                0
Robert C. Heathcote                UK                  0                 0                 0                0




--------------------
(8)  Shared with family members.

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Sylvain M. Hefes                    France              0                0                 0                0
David B. Heller                                         0                0                 0                0
Steven M. Heller                                        0                0                 0                0
R. Douglas Henderson                                    0                0                 0                0
David L. Henle                                          0                0                 0                0
Mary C. Henry                                           0                0                 0                0
Raimund W. Herden                   Germany             0                0                 0                0
Bruce A. Heyman                                         0                0                 0                0
Robert E. Higgins                                       0                0                 0                0
Joanne M. Hill                                          0                0                 0                0
M. Roch Hillenbrand                                     0                0                 0                0
Maykin Ho                                               0                0                 0                0
Timothy E. Hodgson                  Canada              0                0                 0                0
Jacquelyn M. Hoffman-Zehner         Canada              0                0                 0                0
Christopher G. Hogg             New Zealand/USA         0                0                 0                0
Daniel E. Holland III                                   0                0                 0                0
Teresa E. Holliday                                      0                0                 0                0
Gregory T. Hoogkamp                                     0                0                 0                0
Robert D. Hormats                                       0                0                 0                0
Robert G. Hottensen, Jr.                                0                0                 0                0
Michael R. Housden                    UK                0                0                 0                0
Paul J. Huchro                                          0                0                 0                0
James A. Hudis                                          0                0                 0                0
Terry P. Hughes                     Ireland             0                0                 0                0
Bimaljit S. Hundal                    UK                0                0                 0                0
Edith A. Hunt                                           0                0                 0                0
Susan J. Hunt                         UK                0                0                 0                0
Robert J. Hurst                                         0                0                 0                0
Toni Infante                                            0                0                 0                0
Francis J. Ingrassia                                    0                0                 0                0
Timothy J. Ingrassia                                    0                0                 0                0
Masahiro Iwano                       Japan              0                0                 0                0
Raymond J. Iwanowski                                    0                0                 0                0
William L. Jacob III                                    0                0                 0                0
Mark M. Jacobs                                          0                0                 0                0
Richard I. Jaffee                                       0                0                 0                0
Reuben Jeffery III                                      0                0                 0                0
Stefan J. Jentzsch                  Germany             0                0                 0                0
Dan H. Jester                                           0                0                 0                0
Daniel J. Jick                                          0                0                 0                0
Robert H. Jolliffe                    UK                0                0                 0                0
Andrew J. Jonas                                         0                0                 0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Robert C. Jones                                          0                0                0                0
Chansoo Joung                                            0                0                0                0
Andrew J. Kaiser                                         0                0                0                0
Ann F. Kaplan                                            0                0                0                0
Barry A. Kaplan                                          0                0                0                0
David A. Kaplan                                          0                0                0                0
Jason S. Kaplan                                          0                0                0                0
Robert S. Kaplan                                         0                0                0                0
Scott B. Kapnick                                         0                0                0                0
Erland S. Karlsson                   Sweden              0                0                0                0
James M. Karp                                            0                0                0                0
Carolyn F. Katz                                          0                0                0                0
Richard Katz                                             0                0                0                0
Robert J. Katz                                           0                0                0                0
Sofia Katzap                                             0                0                0                0
David K. Kaugher                                         0                0                0                0
Haruo Kawamura                        Japan              0                0                0                0
Tetsuya Kawano                        Japan              0                0                0                0
R. Mark Keating                                          0                0                0                0
John L. Kelly                                            0                0                0                0
Kevin W. Kennedy                                         0                0                0                0
Thomas J. Kenny                                          0                0                0                0
Lawrence S. Keusch                                       0                0                0                0
Rustom N. Khandalavala                                   0                0                0                0
Peter D. Kiernan III                                     0                0                0                0
James T. Kiernan, Jr.                                    0                0                0                0
Sun Bae Kim                          Canada              0                0                0                0
Douglas W. Kimmelman                                     0                0                0                0
Colin E. King                        Canada              0                0                0                0
Robert C. King, Jr.                                      0                0                0                0
Adrian P. Kingshott                    UK                0                0                0                0
Timothy M. Kingston                                      0                0                0                0
Lincoln Kinnicutt                                        0                0                0                0
Ewan M. Kirk                           UK                0                0                0                0
Daniel H. Klebes II                                      0                0                0                0
Michael K. Klingher                                      0                0                0                0
Craig A. Kloner                                          0                0                0                0
Jonathan R. Knight                     UK                0                0                0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Bradford C. Koenig                                      0                0                0                0
Mark J. Kogan                                           0                0                0                0
Stanley Kogelman                                        0                0                0                0
Jonathan L. Kolatch                                     0                0                0                0
Richard E. Kolman                                       0                0                0                0
David J. Kostin                                         0                0                0                0
Koji Kotaka                          Japan              0                0                0                0
Peter S. Kraus                                          0               15(9)             0               15(9)
Christoph M. Ladanyi                Austria             0                0                0                0
Peggy A. Lamb                                           0                0                0                0
David  G. Lambert                                       0                0                0                0
Thomas K. Lane                                          0                0                0                0
Pierre F. Lapeyre, Jr.                                  0                0                0                0
Bruce M. Larson                                         0                0                0                0
Thomas D. Lasersohn                                     0                0                0                0
Anthony D. Lauto                                        0                0                0                0
John J. Lauto                                           0                0                0                0
Matthew Lavicka                                         0                0                0                0
David N. Lawrence                                       0                0                0                0
Susan R. Leadem                                         0                0                0                0
Andrew D. Learoyd                     UK                0                0                0                0
Chang-Ho J. Lee                 USA/South Korea         0                0                0                0
Donald C. Lee                                           0                0                0                0
Kenneth H. M. Leet                                      0                0                0                0
Anthony J. Leitner                                      0                0                0                0
Paulo C. Leme                                           0                0                0                0
Hughes B. Lepic                     France              0                0                0                0
Alan B. Levande                                         0                0                0                0
Ronald S. Levin                                         0                0                0                0
Thomas B. Lewis, Jr.                                    0                0                0                0
Mark E. Leydecker                                       0                0                0                0
Matthew G. L'Heureux                                    0                0                0                0
Aaron D. Liberman                                       0                0                0                0
Gwen R. Libstag                                         0                0                0                0
Stephen C. Lichtenauer                                  0                0                0                0
Roger A. Liddell                      UK                0                0                0                0
Richard J. Lieb                                         0                0                0                0
Mitchell J. Lieberman                                   0                0                0                0
Syaru Shirley Lin                                       0                0                0                0
Josephine Linden                      UK                0                0                0                0
Lawrence H. Linden                                      0                0                0                0
Robert Litterman                                        0                0                0                0


-----------------
(9)  Shared with family members.

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Robert H. Litzenberger                                  0                0               0                0
Ernest S. Liu                                           0                0               0                0
David McD A. Livingstone         Australia              0                0               0                0
David J. Lockwood                                       0                0               0                0
Douglas F. Londal                                       0                0               0                0
Jacques M. Longerstaey          USA/Belgium             0                0               0                0
Jonathan M. Lopatin                                     0                0               0                0
Francisco Lopez-Balboa                                  0                0               0                0
Victor M. Lopez-Balboa                                  0                0               0                0
Antigone Loudiadis                   UK                 0                0               0                0
C. Richard Lucy                                         0                0               0                0
Michael C. Luethke                                      0                0               0                0
Kevin L. Lundeen                                        0                0               0                0
Michael R. Lynch                                        0                0               0                0
Shogo Maeda                        Japan                0                0               0                0
John A. Mahoney                                         0                0               0                0
Sean O. Mahoney                                         0                0               0                0
Jun Makihara                       Japan                0                0               0                0
Russell E. Makowsky                                     0                0               0                0
Peter G. C. Mallinson                UK                 0                0               0                0
Kathleen M. Maloney                                     0                0               0                0
Charles G. R. Manby                  UK                 0                0               0                0
Robert S. Mancini                                       0                0               0                0
Barry A. Mannis                                         0                0               0                0
Jorge O. Mariscal                  Mexico               0                0               0                0
Richard J. Markowitz                                    0                0               0                0
Ronald G. Marks                                         0                0               0                0
Robert J. Markwick                   UK                 0                0               0                0
Eff W. Martin                                           0                0               0                0
Jacques Martin                     Canada               0                0               0                0
John J. Masterson                                       0                0               0                0
David J. Mastrocola                                     0                0               0                0
Kathy M. Matsui                                         0                0               0                0
Tadanori Matsumura                 Japan                0                0               0                0
Heinz Thomas Mayer                Germany               0                0               0                0
Thomas J. McAdam                                        0                0               0                0
Richard F. McArdle                                      0                0               0                0
Theresa E. McCabe                                       0                0               0                0
Joseph M. McConnell                                     0                0               0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Mark E. McGoldrick                                    0                0                 0                 0
Joseph P. McGrath Jr.                                 0                0                 0                 0
Stephen J. McGuinness                                 0                0                 0                 0
John C. McIntire                                      0                0                 0                 0
John W. McMahon                                       0                0                 0                 0
Geraldine F. McManus                                  0                0                 0                 0
Richard P. McNeil                 Jamaica             0                0                 0                 0
Audrey A. McNiff                                      0                0                 0                 0
Anne Welsh McNulty                                    0                0                 0                 0
John P. McNulty                                       0                0                 0                 0
E. Scott Mead                                         0                0                 0                 0
David M. Meerschwam           The Netherlands         0                0                 0                 0
Sanjeev K. Mehra                   India              0                0                 0                 0
Michael C. Melignano                                  0                0                 0                 0
Amos Meron                                            0                0                 0                 0
T. Willem Mesdag                                      0                0                 0                 0
Andrew L. Metcalfe                   UK               0                0                 0                 0
Michael R. Miele                                      0                0                 0                 0
Gunnar T. Miller                                      0                0                 0                 0
Kenneth A. Miller                                     0                0                 0                 0
Therese L. Miller                                     0                0                 0                 0
James E. Milligan                                     0                0                 0                 0
Eric M. Mindich                                       0                0                 0                 0
Peter A. Mindnich                                     0                0                 0                 0
Edward S. Misrahi                  Italy              0                0                 0                 0
Steven T. Mnuchin                                     0                0                 0                 0
Kurt C. Mobley                                        0                0                 0                 0
Masanori Mochida                   Japan           135,428             0              135,428              0
Karsten N. Moller                 Denmark             0                0                 0                 0
Thomas K. Montag                                      0                0                 0                 0
Wayne L. Moore                                        0                0                 0                 0
Yukihiro Moroe                     Japan              0                0                 0                 0
Robert B. Morris III                                  0                0                 0                 0
Michael P. Mortara                                    0                0                 0                 0
Jennifer Moses                                        0                0                 0                 0
Matthias R. Mosler                Germany             0                0                 0                 0
Jeffrey M. Moslow                                     0                0                 0                 0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Sharmin Mossavar-Rahmani              UK              0                 0                 0                 0
Gregory T. Mount                                      0                 0                 0                 0
Ian Mukherjee                         UK              0                 0                 0                 0
Edward A. Mule                                        0                 0                 0                 0
Eric D. Mullins                                       0                 0                 0                 0
Donald J. Mulvihill                                   0                 0                 0                 0
Patrick E. Mulvihill               Ireland            0                 0                 0                 0
Richard A. Murley                     UK              0                 0                 0                 0
Philip D. Murphy                                      43                0                 43                0
Thomas S. Murphy, Jr.                                 0                 0                 0                 0
Gaetano J. Muzio                                      0                 0                 0                 0
Michiya Nagai                       Japan             0                 0                 0                 0
Kiyotaka Nakamura                   Japan             0                 0                 0                 0
Gabrielle U. Napolitano                               0                 0                 0                 0
Avi M. Nash                                           0                 0                 0                 0
Trevor P. Nash                        UK              0                 0                 0                 0
Warwick M. Negus                  Australia           0                 0                 0                 0
Daniel M. Neidich                                     0                 0                 0                 0
Kipp M. Nelson                                        0                 0                 0                 0
Robin Neustein                                        0                 0                 0                 0
Evan M. Newmark                                       0                 0                 0                 0
Duncan L. Niederauer                                  0                 0                 0                 0
Susan M. Noble                        UK              0                 0                 0                 0
Suok J. Noh                                           0                 0                 0                 0
Suzanne Nora Johnson                                  0                 0                 0                 0
Christopher K. Norton                                 0                 0                 0                 0
Michael E. Novogratz                                  0                 0                 0                 0
Jay S. Nydick                                         0                 0                 0                 0
Katherine K. Oakley                                   0                 0                 0                 0
Alok Oberoi                         India             0                 0                 0                 0
David Ogens                                           0                 0                 0                 0
Jinsuk T. Oh                     South Korea          0                 0                 0                 0
John C. O'Hara                                        0                 0                 0                 0
Terence J. O'Neill                    UK              0                 0                 0                 0
Timothy J. O'Neill                                    0                 0                 0                 0
Richard T. Ong                     Malaysia           0                 0                 0                 0
Ronald M. Ongaro                                      0                 0                 0                 0
Donald C. Opatrny, Jr.                                0                 0                 0                 0
Daniel B. O'Rourke                                    0                 0                 0                 0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Robert J. O'Shea                                       0                 0                0                0
Joel D. Ospa                                           0                 0                0                0
Greg M. Ostroff                                        0                 0                0                0
Terence M. O'Toole                                     0                 0                0                0
Robert J. Pace                                         0                 0                0                0
Robert N. Packer                                       0                 0                0                0
Gregory K. Palm                                        0                 0                0                0
Mukesh K. Parekh                                       0                 0                0                0
Geoffrey M. Parker                                     0                 0                0                0
Melissa B. Patrusky                                    0                 0                0                0
Henry M. Paulson, Jr.                                  0                 0                0                0
David B. Philip                                        0                 0                0                0
Paul A. Phillips                                       0                 0                0                0
Alberto M. Piedra, Jr.                                 0                 0                0                0
Stephen R. Pierce                                      0                 0                0                0
Philip J. Pifer                                        0                 0                0                0
Scott M. Pinkus                                        0                 0                0                0
Timothy C. Plaut                  Germany              0                 0                0                0
Andrea Ponti                     Italy/USA             0                 0                0                0
Ellen R. Porges                                        0                 0                0                0
Wiet H. M. Pot                The Netherlands          0                 0                0                0
Michael J. Poulter                  UK                 0                 0                0                0
John J. Powers                                         0                 0                0                0
Richard H. Powers                                      0                 0                0                0
Michael A. Price                                       0                 0                0                0
Scott S. Prince                                        0                 0                0                0
Goran V. Puljic                                        0             1,000(10)            0             1,000(10)
Alok Puri                           UK                 0                 0                0                0
Kevin A. Quinn                                         0                 0                0                0
Stephen D. Quinn                                       0                 0                0                0
John J. Rafter                    Ireland              0                 0                0                0
Dioscoro-Roy I. Ramos          Phillippines            0                 0                0                0
Gregory G. Randolph                                    0                 0                0                0
Charlotte P. Ransom                 UK                 0                 0                0                0
Michael G. Rantz                                       0                 0                0                0
Joseph Ravitch                                         0                 0                0                0
Girish V. Reddy                                        0                 0                0                0
Arthur J. Reimers III                                  0                 0                0                0
Anthony John Reizenstein            UK                 0                 0                0                0
James P. Riley, Jr.                                    0                 0                0                0
Kimberly E. Ritrievi                                   0                 0                0                0
Simon M. Robertson                  UK                 0                 0                0                0


--------------------
(10) Shared with family members.

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

J. David Rogers                                        0                0                0                 0
John F. W. Rogers                                      0                0                0                 0
Emmanuel Roman                    France               0                0                0                 0
Eileen P. Rominger                                     0                0                0                 0
Pamela P. Root                                         0                0                0                 0
Ralph F. Rosenberg                                     0                0                0                 0
Jacob D. Rosengarten                                   0                0                0                 0
Richard J. Rosenstein                                  0                0                0                 0
Ivan Ross                                              0                0                0                 0
Stuart M. Rothenberg                                   0                0                0                 0
Stuart R. Rubenstein                                   0                0                0                 0
Michael S. Rubinoff                                    0                0                0                 0
Ernest H. Ruehl, Jr.                                   0                0                0                 0
Paul M. Russo                                          0                0                0                 0
Richard M. Ruzika                                      0                0                0                 0
John C. Ryan                                           0                0                0                 0
Michael D. Ryan                                        0                0                0                 0
Katsunori Sago                     Japan               0                0                0                 0
Pablo J. Salame                   Ecuador              0                0                0                 0
J. Michael Sanders                                     0                0                0                 0
Allen Sangines-Krause             Mexico               0                0                0                 0
Richard A. Sapp                                        0                0                0                 0
Joseph Sassoon                    Israel               0                0                0                 0
Tsutomu Sato                       Japan              240               0               240                0
Muneer A. Satter                                       0                0                0                 0
Jonathan S. Savitz                                     0                0                0                 0
Peter Savitz                                           0                0                0                 0
Paul S. Schapira                   Italy               0                0                0                 0
P. Sheridan Schechner                                1,000              0              1,000               0
Gary B. Schermerhorn                                   0                0                0                 0
Mitchell I. Scherzer              Canada               0                0                0                 0
Howard B. Schiller                                     0                0                0                 0
Jeffrey W. Schroeder                                   0                0                0                 0
Richard C. Schutte                                     0                0                0                 0
Antoine Schwartz                  France               0                0                0                 0
Eric S. Schwartz                                       0                0                0                 0
Harvey M. Schwartz                                     0                0                0                 0
Mark Schwartz                                          0                0                0                 0
Steven M. Scopellite                                   0                0                0                 0
David J. Scudellari                                    0                0                0                 0
Charles B. Seelig, Jr.                                 0                0                0                 0
Karen D. Seitz                                         0                0                0                 0
Randolph Sesson, Jr.                                   0                0                0                 0
Steven M. Shafran                                      0                0                0                 0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Richard S. Sharp                    UK                 0                 0                  0                0
John P. Shaughnessy                                    0                 0                  0                0
Robert J. Shea, Jr.                                    0                 0                  0                0
James M. Sheridan                                      0                 0                  0                0
Richard G. Sherlund                                    0                 0                  0                0
Michael S. Sherwood                 UK                 0                 0                  0                0
Howard A. Silverstein                                  0                 0                  0                0
Richard P. Simon                                       0                 0                  0                0
Victor R. Simone, Jr.                                  0                 0                  0                0
Dinakar Singh                                          0                 0                  0                0
Ravi M. Singh                                          0                 0                  0                0
Ravi Sinha                       India/USA             0                 0                  0                0
Allen W. Sinsheimer                                    0                 0                  0                0
Edward M. Siskind                                      0                 0                  0                0
Christian J. Siva-Jothy             UK                 0                 0                  0                0
Mark F. Slaughter                                      0                 0                  0                0
Linda J. Slotnick                                      0                 0                  0                0
Cody J Smith                                           0                 0                  0                0
Derek S. Smith                                         0                 0                  0                0
Michael M. Smith                                       0                 0                  0                0
Sarah E. Smith                      UK                 0                 0                  0                0
Trevor A. Smith                     UK                 0                 0                  0                0
Randolph C. Snook                                      0                 0                  0                0
Jonathan S. Sobel                                      0                 0                  0                0
David M. Solomon                                       0                 0                  0                0
Judah C. Sommer                                        0                 0                  0                0
Theodore T. Sotir                                      0                 0                  0                0
Daniel L. Sparks                                       0                 0                  0                0
Marc A. Spilker                                        0                 0                  0                0
Daniel W. Stanton                                      0                 0                  0                0
Esta E. Stecher                                        0                 0                  0                0
Fredric E. Steck                                       0                 0                  0                0
Robert K. Steel                                        0                 0                  0                0
Robert S. Stellato                                     0                 0                  0                0
Joseph P. Stevens                                      0                 0                  0                0
Raymond S. Stolz                                       0                 0                  0                0
Steven H. Strongin                                     0                 0                  0                0
Andrew J. Stuart                 Australia             0                 0                  0                0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

Patrick Sullivan                                      0                 0                0                 0
Lucy H. Sun                                           0                 0                0                 0
Hsueh J. Sung                     Taiwan              0                 0                0                 0
George M. Suspanic                 Spain              0                 0                0                 0
Peter D. Sutherland               Ireland             0                 0                0                 0
Andrew M. Swinburne                 UK                0                 0                0                 0
Gene T. Sykes                                         0                 0                0                 0
Shahriar Tadjbakhsh                                   0                 0                0                 0
John H. Taylor                                        0                 0                0                 0
Robert E. Taylor                                      0                 0                0                 0
Greg W. Tebbe                                         0                 0                0                 0
Kiyotaka Teranishi                 Japan              0                 0                0                 0
Mark R. Tercek                                        0                 0                0                 0
Donald F. Textor                                      0                 0                0                 0
John A. Thain                                         0                 0                0                 0
Darren S. Thompson                                    0                 0                0                 0
John L. Thornton                                      0                 0                0                 0
Rory T. Tobin                     Ireland             0                 0                0                 0
Daisuke Toki                       Japan              0                 0                0                 0
Massimo Tononi                     Italy              0                 0                0                 0
John R. Tormondsen                                    0                 0                0                 0
Leslie C. Tortora                                     0                 0                0                 0
John L. Townsend III                                  0                 0                0                 0
Mark J. Tracey                      UK                0                 0                0                 0
Stephen S. Trevor                                     0                 0                0                 0
Byron D. Trott                                        0                 0                0                 0
Michael A. Troy                                       0                 0                0                 0
Donald J. Truesdale                                   0                 0                0                 0
Robert B. Tudor III                                   0                 0                0                 0
Thomas E. Tuft                                        0                 0                0                 0
John Tumilty                        UK                0                 0                0                 0
Barry S. Turkanis                                     0                 0                0                 0
Malcolm B. Turnbull              Australia           554                0               554                0
Christopher H. Turner                                 0                 0                0                 0
Thomas B. Tyree, Jr.                                  0                 0                0                 0
Harkanwar Uberoi                   India              0                 0                0                 0
Kaysie P. Uniacke                                     0                 0                0                 0
John E. Urban                                         0                 0                0                 0
Hugo H. Van Vredenburch       The Netherlands         0                 0                0                 0
Lee G. Vance                                          0                 0                0                 0
Corrado P. Varoli                 Canada              0                 0                0                 0
John J. Vaske                                         0                 0                0                 0
Oksana Vayner-Ryklin                                  0                 0                0                 0

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------

David A. Viniar                                        0               0                 0                 0
Barry S. Volpert                                       0               0                 0                 0
George H. Walker IV                                    0               0                 0                 0
Thomas B. Walker III                                   0               0                 0                 0
Berent A. Wallendahl                 Norway            0               0                 0                 0
David R. Walton                        UK              0               0                 0                 0
Hsueh-Ming Wang                                        0               0                 0                 0
Patrick J. Ward                                        0               0                 0                 0
Haruko Watanuki                      Japan             0               0                 0                 0
Edward F. Watts, Jr.                                   0             300(11)             0               300(11)
David M. Weil                                          0               0                 0                 0
John S. Weinberg                                       0               0                 0                 0
Peter A. Weinberg                                      0               0                 0                 0
Helge Weiner-Trapness                Sweden            0               0                 0                 0
Mark S. Weiss                                          0               0                 0                 0
George W. Wellde, Jr.                                  0               0                 0                 0
Bradley W. Wendt                                       0               0                 0                 0
Lance N. West                                          0               0                 0                 0
Peter Wheeler                          UK              0               0                 0                 0
Barbara A. White                                       0               0                 0                 0
A. Carver Wickman                                      0               0                 0                 0
Susan A. Willetts                                      0               0                 0                 0
Anthony G. Williams                    UK              0               0                 0                 0
Christopher G. Williams                UK              0               0                 0                 0
Gary W. Williams                                       0               0                 0                 0
Todd A. Williams                                       0               0                 0                 0
John S. Willian                                        0               0                 0                 0
Kenneth W. Willman                                     0               0                 0                 0
Andrew F. Wilson                  New Zealand          0               0                 0                 0
Kendrick R. Wilson III                                 0               0                 0                 0
Jon Winkelried                                         0               0                 0                 0
Steven J. Wisch                                        0               0                 0                 0
Michael S. Wishart                                     0               0                 0                 0
Richard E. Witten                                      0               0                 0                 0
William H. Wolf, Jr.                                   0               0                 0                 0
Tracy R. Wolstencroft                                  0               0                 0                 0
Zi Wang Xu                        Canada/China         0               0                 0                 0
                                     (PRC)
Richard A. Yacenda                                     0               0                 0                 0
Tetsufumi Yamakawa                   Japan             0               0                 0                 0
Yasuyo Yamazaki                      Japan            11               0                11                 0
Xiang-Dong Yang                   China (PRC)          0               0                 0                 0


--------------------
(11) Shared with family members.

                                  ITEM 6            ITEM 7           ITEM 8                              ITEM 10
                                CITIZENSHIP       SOLE VOTING     SHARED VOTING        ITEM 9             SHARED
                              (UNITED STATES       POWER OF         POWER OF      SOLE DISPOSITIVE     DISPOSITIVE
          ITEM 1             UNLESS OTHERWISE      UNCOVERED        UNCOVERED         POWER OF           POWER OF
NAMES OF REPORTING PERSONS      INDICATED)          SHARES           SHARES       UNCOVERED SHARES   UNCOVERED SHARES
--------------------------   ----------------     -----------     -------------   ----------------   ----------------
Danny O. Yee                                            0                                 0                 0
Jaime E. Yordan                                         0                0                0                 0
W. Thomas York, Jr.                                     0                0                0                 0
Paul M. Young                                           0                0                0                 0
Richard M. Young                                        0                0                0                 0
Michael J. Zamkow                                       0               85(12)            0                 85(12)
Paolo Zannoni                       Italy               0                0                0                 0
Yoel Zaoui                          France              0                0                0                 0
Gregory H. Zehner                                       0                0                0                 0
Jide J. Zeitlin                                         0                0                0                 0
Joan H. Zief                                            0                0                0                 0
Joseph R. Zimmel                                        0                0                0                 0
James P. Ziperski                                       0                0                0                 0
Barry L. Zubrow                                         0                0                0                 0
Mark A. Zurack                                          0                0                0                 0
Shares held by 114 private           N/A                0            2,513,607            0           2,513,607
charitable foundations
established by 114
Covered Persons each of
whom is a trustee or
co-trustee of one or more
of such private charitable
foundations(13)


--------------------

(12) Shared with family members.

(13) Each Covered Person disclaims beneficial ownership of all such shares of Common Stock.

         This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 1 is being filed because the Covered Persons' beneficial ownership of Common Stock has decreased by one percent or more of the Common Stock outstanding.

Item 1.  Security and Issuer

         This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2.  Identity and Background

         (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the persons ("Covered Persons") who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which the Covered Persons are party (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

         This Schedule contains certain information relating to Sumitomo Bank Capital Markets, Inc. ("SBCM") and Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with the Covered Persons. Each Covered Person hereby disclaims beneficial ownership of the shares of Common Stock and other equity securities of GS Inc. subject to the Voting Agreements between SBCM and KAA, respectively, on the one hand, and GS Inc., on the other hand (respectively, the "SBCM Shares" and the "KAA Shares"). All information contained in this Schedule relating to SBCM and KAA has been included based upon information provided by SBCM and KAA; the separate Schedules 13D filed by SBCM and KAA and any amendments thereto should be referred to for information relating to SBCM and KAA.

         Appendix A hereto also provides the citizenship of each Covered Person, if other than the United States. Each Covered Person is a senior professional employed or formerly employed by GS Inc. GS Inc. is a global investment banking and securities firm. Except as indicated on Annex A, the business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

         (d), (e) Except as described in Annex B, during the last five years, no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Covered Shares have been and will be acquired by the Covered Persons in the following manner: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") acquired certain Covered Shares in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations and (ii) the Covered Persons have acquired and will acquire beneficial ownership of certain other Covered Shares in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans.

         Covered Persons may from time to time acquire Common Stock not subject to the Shareholders' Agreement ("Uncovered Shares") for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4.  Purpose of Transactions

         The Covered Persons acquired the Covered Shares in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and through certain employee compensation, benefit or similar plans of GS Inc. Covered Persons may from time to time acquire Uncovered Shares for investment purposes. Except as described in Item 6 and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described in the immediately preceding sentence, none of the Covered Persons has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

         Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person and disclaims beneficial ownership of the SBCM Shares and the KAA Shares. Except as described in Annex C, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

         (b) Rows (7) through (10) of the cover page to this Schedule and Appendix A set forth the percentage range of Covered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; the number of Uncovered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person and disclaims beneficial ownership of the SBCM Shares and the KAA Shares.

         (c) Except as described in Annex D, no Covered Person has effected any transactions in Common Stock during the past 60 days.

         (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement is filed as an exhibit to this Schedule 13D and the following summary of the terms of this agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

         The Covered Shares include generally all Common Stock acquired or to be acquired from GS Inc. by the Covered Persons. Covered Shares include: shares of Common Stock acquired by the former profit participating limited partners active in the business of Group L.P. in exchange for their interests in Group L.P. and certain of its affiliates; shares of Common Stock acquired or to be acquired through the grant of restricted stock units, stock options and interests in a defined contribution plan (except for certain Uncovered Shares as specified in Appendix A); and, unless otherwise determined by the board of directors and the Shareholders' Committee, any shares of Common Stock acquired or to be acquired by the Covered Persons from GS Inc. through any other employee compensation, benefit or similar plan. Covered Shares do not include any shares of Common Stock purchased or to be purchased by a Covered Person in the open market or in a subsequent underwritten public offering.

TRANSFER RESTRICTIONS

         Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain beneficial ownership of Covered Shares at least equal to 25% of the cumulative number of Covered Shares beneficially owned by him or her at the time he or she became a Covered Person or acquired by him or her thereafter and with no credit for dispositions (the "General Transfer Restrictions") for so long as he or she is a Covered Person and an employee of GS Inc. (an "Employee Covered Person").

         The former profit participating limited partners active in the business of Group L.P. will also be subject to limitations on their ability to transfer Covered Shares received in connection with the succession of GS Inc. to the business of Group L.P. Under these restrictions, each such former profit participating limited partner has agreed that he or she will not transfer such Covered Shares until May 7, 2002, the third anniversary of the date of GS Inc.'s initial public offering of its Common Stock (the "Partner Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The Partner Transfer Restrictions will lapse as to such Covered Shares in equal installments on each of May 7, 2002, May 7, 2003 and May 7, 2004. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person.

WAIVERS

         Except in the case of a third-party tender or exchange offer, the Partner Transfer Restrictions may be waived or terminated at any time by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee". The Shareholders' Committee also has the power to waive the General Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of Common Stock and tender and exchange offers and share repurchase programs by GS Inc.; transfer Covered Shares to charities, including charitable foundations (see Item 4 for a discussion of a recent waiver pursuant to this authority); transfer Covered Shares held in employee benefit plans; and transfer Covered Shares in specific transactions (for example, to immediate family members and trusts) or circumstances.

         In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the Voting Interests (as defined below); or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Voting Interests.

         In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Voting Interests may also elect to waive or terminate the Transfer Restrictions.

VOTING

         Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of the Voting Interests on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Covered Share held by an Employee Covered Person and each other Covered Share subject to the Partner Transfer Restrictions will be voted in accordance with the majority of the votes cast by the Voting Interests in the Preliminary Vote. In elections of directors, each Covered Share will be voted in favor of the election of those persons receiving the highest numbers of votes cast by the Voting Interests in the Preliminary Vote. "Voting Interests" are Covered Shares beneficially owned by all Covered Persons through December 31, 2000 and thereafter are Covered Shares beneficially owned by all Employee Covered Persons.

OTHER RESTRICTIONS

         The Shareholders' Agreement also prohibits the Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any Covered Shares in a voting trust or subject any Covered Shares to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

         The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Voting Interests. The Partner Transfer Restrictions will not terminate upon the expiration or termination of the Shareholders' Agreement unless previously waived or terminated or unless subsequently waived or terminated by the board of directors. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Voting Interests.

         Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

         The Shareholders' Committee shall at any time consist of each of those individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Employee Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Employee Covered Persons. Currently, Henry M. Paulson, Jr., Robert J. Hurst, John A. Thain and John L. Thornton are the members of the Shareholders' Committee.

VOTING AGREEMENTS

         Both SBCM and KAA have, in separate voting agreements, each dated April 30, 1999 (each, a "Voting Agreement"), agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the Voting Agreements will result in the shares of Common Stock owned by SBCM and KAA being voted in the same manner as the Covered Shares. The Covered Persons are not parties to the Voting Agreements, and the Voting Agreements are not enforceable by the Covered Persons, will continue to exist independent of the existence of the Shareholders' Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons. The Voting Agreements are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

         Each Covered Person hereby disclaims beneficial ownership of the SBCM Shares and the KAA Shares.

PLEDGE AGREEMENTS

         Each profit participating limited partner who was active in the business of Group L.P. on May 7, 1999 has pledged to GS Inc. Common Stock or other assets with an initial value equal to $15 million for each such person who initially serves on the board of directors, the Management Committee or the Partnership Committee of GS Inc. and $10 million for each other such person. This pledge secures the liquidated damages provision of a noncompetition agreement which each such person has entered into with GS Inc. The form of agreement relating to noncompetition and other covenants and the form of pledge agreement are filed as exhibits to this Schedule 13D and the foregoing summary of these agreements is qualified in its entirety by reference thereto.

         In addition, Masanori Mochida, a Covered Person, has pledged 135,428 shares of Common Stock (all of which are Uncovered Shares) to GS Inc. as security for a loan made by Group L.P. to him. The pledge agreement relating to such 135,428 shares is filed as an exhibit to this Schedule 13D and the foregoing summary of this agreement is qualified in its entirety by reference thereto.

REGISTRATION RIGHTS INSTRUMENT

         In connection with the donation of shares of Common Stock described in Annex D, GS Inc. entered into a Registration Rights Instrument and Supplemental Registration Rights Instrument. The following is a description of the Registration Rights Instrument, as supplemented. The Registration Rights Instrument and the Supplemental Registration Rights Instrument are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

         Pursuant to the Registration Rights Instrument, as supplemented, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument, as supplemented, to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act of 1933.

         GS Inc. may amend the Registration Rights Instrument and the Supplemental Registration Rights Instrument in any matter that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

Item 7.  Material to be Filed as Exhibits

     Exhibit                                 Description
------------------  ------------------------------------------------------------
        A. Shareholders' Agreement, dated as of May 7, 1999 (incorporated by reference to Exhibit A to the Schedule 13D filed May 17, 1999 (File No. 00556295) (the "Initial
                    Schedule 13D")).

        B. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit B to the Initial
                    Schedule 13D).

        C. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit C to the Initial Schedule 13D).

        D. Form of Agreement Relating to Noncompetition and Other Covenants (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

        E.          Form of Pledge Agreement (incorporated by reference to
                    Exhibit 10.21 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

        F Pledge Agreement, dated May 5, 1999, between Masanori Mochida and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit F to the Initial Schedule 13D).

        G.          Registration Rights Instrument.

        H.          Supplemental Registration Rights Instrument.

        I.          Power of Attorney.

                                                                         ANNEX A



ITEM 2(B).  CERTAIN BUSINESS ADDRESSES



None.

                                                                         ANNEX B



ITEMS 2(D)
  AND 2(E).  INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS



None.

                                                                         ANNEX C



ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS



SBCM holds 7,440,362 shares of Nonvoting Common Stock which, although immediately convertible into Common Stock pursuant to the Certificate of Incorporation of GS Inc., cannot currently be converted by SBCM due to restrictions imposed under the Bank Holding Company Act of 1956, as amended.

                                                                         ANNEX D



ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED DURING THE LAST 60 DAYS BY THE COVERED PERSONS.

During the last 60 days, 161 new Managing Directors at GS Inc. became Covered Persons. These new Managing Directors collectively own no Covered Shares and 1,000 Uncovered Shares.

On October 20, 1999, Philip D. Murphy acquired 43 shares of Common Stock in an open market transaction effected on the New York Stock Exchange for a per share price of $60.50, which transaction settled on October 25, 1999.

On November 26, 1999 104,819 shares of Common Stock were contributed to The Goldman Sachs Defined Contribution Plan, in which 214 Covered Persons participate. These awards were made by GS Inc. for employee compensation purposes. The contributed shares of Common Stock are Covered Shares and are subject to the provisions of the Stockholders' Agreement.

On December 13, 1999, the transfer restrictions on an aggregate of 8,033,539 Covered Shares were waived. 5,982,933 of these Covered Shares were donated by 184 Covered Persons to private charitable foundations and 2,030,991 of these Covered Shares were donated by 105 Covered Persons to 126 public charitable institutions. On December 14, 1999, 148 of such private charitable foundations sold an aggregate of 3,422,252 of such shares of Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1999

                                     By: /s/ Gregory K. Palm
                                        ----------------------------------------
                                        Name:   Gregory K. Palm
                                        Title:  Attorney-in-Fact

                                  EXHIBIT INDEX


     Exhibit                                Description
------------------  ------------------------------------------------------------

        A. Shareholders' Agreement, dated as of May 7, 1999 (incorporated by reference to Exhibit A to the Schedule 13D filed May 17, 1999 (File No. 00556295) (the "Initial
                    Schedule 13D")).

        B. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Trustees of the Estate of Bernice Pauahi Bishop and Kamehameha Activities Association (incorporated by reference to Exhibit B to the Initial
                    Schedule 13D).

        C. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit C to the Initial Schedule 13D).

        D. Form of Agreement Relating to Noncompetition and Other Covenants (incorporated by reference to Exhibit 10.20 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

        E.          Form of Pledge Agreement (incorporated by reference to
                    Exhibit 10.21 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

        F. Pledge Agreement, dated May 5, 1999, between Masanori Mochida and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit F to the Initial Schedule 13D).

        G.          Registration Rights Instrument.

        H.          Supplemental Registration Rights Instrument.

        I.          Power of Attorney.